Exhibit 99.2

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NQ)

Notice of Annual General Meeting

to Be Held on December 23, 2013

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of NQ Mobile Inc. (the “Company”) will be held at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 23, 2013 at 2:00 p.m. (local time), and at any adjourned meeting thereof, for the following purpose:

1.	To consider and, if thought fit, pass the following resolutions:

“(a) RESOLVED, as a special resolution:

THAT the Company’s Articles of Association be amended by deleting Article 6(d)(iii) in its entirety and substituting therewith the following new Article 6(d)(iii) (the “Amendment to Articles of Association”):

‘Upon any sale, pledge, transfer, assignment or disposition of Class B Common Shares by a holder thereof to any person or entity which is not an Affiliate of such holder or a Founder or an Affiliate of one or more Founders, each such Class B Common Share shall be automatically and immediately converted into one Class A Common Share; provided that (a) except as set forth in Article 6(d)(iv) below, a change in the beneficial ownership of Class B Common Shares from a holder of Class B Common Shares to an Affiliate of such holder or to a Founder or an Affiliate of one or more Founders shall not cause a conversion under this Article 6(d)(iii) and (b) any sale, pledge, transfer, assignment or disposition of Class B Common Shares by a holder thereof effected as part of the creation of any security interest or other encumbrance over such Class B Common Shares (including, without limitation, any transfer of legal title to such Class B Common Shares effected as part of the creation of any security interest or other encumbrance over such Class B Common Shares) shall be exempt from, and shall not trigger, the automatic conversion contemplated under this Article 6(d)(iii) unless and until the legal title to such Class B Common Shares is transferred to any person or entity which is not an Affiliate of such holder (or a Founder or an Affiliate of one or more Founders) as a result of the enforcement of such security interest or other encumbrance. In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B Common Shares (other than a Founder or an Affiliate of one or more Founders) changes, each such Class B Common Share shall be automatically and immediately converted into one Class A Common Share. For the avoidance of doubt, the sale, pledge, transfer, assignment or disposition of Class B Common Shares by a holder thereof to any of the following shall be exempt from, and shall not trigger, the automatic conversion contemplated under this Article 6(d)(iii): (i) a Founder or an Affiliate of one or more Founders or (ii) an Affiliate of such holder. For the purposes of these Articles, “Founders” means each of Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi and Mr. Xu Zhou and “Founder” means any one thereof.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

and

(b) RESOLVED, as an ordinary resolution:

THAT the following amended Section 3.1(a) of the Company’s 2011 Share Incentive Plan (the “Amendment to 2011 Plan”) is hereby approved and confirmed and where necessary, ratified:

‘Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) shall be 13,000,000 plus an annual increase on the first day of each fiscal year, beginning in 2012, equal to the total number of shares underlying the options or other awards granted in the preceding year that remain outstanding, or such lesser amount of Shares as determined by the Board.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

2.	To transact any such other business that may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on November 22, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s common shares, par value US$0.0001 per share (the “Common Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Common Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Company’s common shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.nq.com, or by email to investors@nq.com.

By Order of the Board of Directors,
NQ Mobile Inc.

/s/ Henry Yu Lin
Dr. Henry Yu Lin
Chairman of Board of Directors

Beijing and Dallas, November 25, 2013